Exhibit 99.2
Income Statement by activity
Unaudited

	For the three months ended March 31, 2016			For the three months ended March 31, 2015
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Net revenues	26,570	26,527	65	25,843	25,772	97
Cost of sales	22,803	22,775	50	22,600	22,557	69
Selling, general and other costs	1,756	1,747	9	1,908	1,900	8
Research and development costs	759	759	—	685	685	—
Result from investments	62	28	34	50	19	31
Restructuring costs	7	7	—	4	4	—
EBIT	1,307	1,267	40	696	645	51
Net financial expenses	(512)	(512)	—	(608)	(608)	—
Profit before taxes	795	755	40	88	37	51
Tax expense	317	316	1	61	57	4
Net profit/(loss) from continuing operations	478	439	39	27	(20)	47
Result from intersegment investments	—	39	—	—	51	—
Profit from discontinued operations, net of tax	—	—	—	65	61	4
Net profit	478	478	39	92	92	51

Adjusted EBIT	1,379	1,339	40	700	649	51
Adjusted EBIT - discontinued operations	—	—	—	100	94	6
Total Adjusted EBIT	1,379	1,339	40	800	743	57

Statement of Financial Position by activity
Unaudited

	At March 31, 2016			At December 31, 2015
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Intangible assets:	24,214	24,212	2	24,736	24,733	3
Goodwill and intangible assets with indefinite useful lives	14,150	14,150	—	14,790	14,790	—
Other intangible assets	10,064	10,062	2	9,946	9,943	3
Property, plant and equipment	27,226	27,223	3	27,454	27,452	2
Investments and other financial assets	2,167	2,530	965	2,242	2,621	1,009
Deferred tax assets	3,430	3,377	53	3,343	3,292	51
Other assets	196	196	—	176	176	—
Total Non-current assets	57,233	57,538	1,023	57,951	58,274	1,065
Inventories	11,383	11,383	—	11,351	11,351	—
Assets sold with a buy-back commitment	1,873	1,873	—	1,881	1,881	—
Trade receivables	3,177	3,177	18	2,668	2,669	17
Receivables from financing activities	1,929	680	1,897	2,006	769	1,998
Current tax receivables	519	522	5	405	400	5
Other current assets	3,160	3,141	20	3,078	3,059	20
Current financial assets	1,203	1,171	32	1,383	1,342	42
Cash and cash equivalents	17,963	17,817	146	20,662	20,528	134
Assets held for sale	4	4	—	5	5	—
Assets held for distribution	—	—	—	3,650	3,365	1,258
Total Current assets	41,211	39,768	2,118	47,089	45,369	3,474
Total Assets	98,444	97,306	3,141	105,040	103,643	4,539
Equity and Liabilities
Equity	16,129	16,129	1,328	16,255	16,255	1,462
Provisions	23,180	23,171	9	23,856	23,846	10
Deferred tax liabilities	182	182	—	156	156	—
Debt	26,555	25,512	1,691	27,786	26,834	1,768
Other financial liabilities	636	630	6	736	736	3
Other current liabilities	10,659	10,578	89	10,930	10,838	96
Current tax payables	371	363	16	272	266	14
Trade payables	20,732	20,741	2	21,465	21,472	3
Liabilities held for distribution	—	—	—	3,584	3,240	1,183
Total Equity and liabilities	98,444	97,306	3,141	105,040	103,643	4,539

Statement of Cash Flows by activity
Unaudited

	For the three months ended March 31, 2016			For the three months ended March 31, 2015
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Cash and cash equivalents at the beginning of the period	20,662	20,528	134	22,840	22,627	213
Cash flows from operating activities:
Net profit from continuing operations	478	478	39	27	27	47
Amortization and depreciation	1,417	1,417	—	1,337	1,337	—
Dividends received	106	124	—	112	123	—
Change in provisions	30	31	(1)	380	380	—
Change in deferred taxes	(3)	(1)	(2)	111	111	—
Change in working capital	(1,213)	(1,211)	(2)	(1,031)	(1,020)	(11)
Other changes	(45)	(59)	(25)	(4)	(34)	(17)
Cash flows from operating activities - discontinued operations(1)	—	—	—	26	22	4
Total	770	779	9	958	946	23
Cash flows from/used in investing activities:
Investments in property, plant and equipment and intangible assets	(1,821)	(1,820)	(1)	(1,999)	(1,999)	—
Investments in joint ventures, associates and unconsolidated subsidiaries	(21)	(21)	—	(75)	(75)	—
Net change in receivables from financing activities	40	(58)	98	398	1	397
Other changes	65	138	(73)	4	(125)	129
Cash flows used in investing activities - discontinued operations	—	—	—	(116)	(78)	(38)
Total	(1,737)	(1,761)	24	(1,788)	(2,276)	488

(1) Amortization and depreciation - discontinued operations	—	—	—	60	60	—

	For the three months ended March 31, 2016			For the three months ended March 31, 2015
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Cash flows from/used in financing activities:
Net change in financial payables and other financial assets/liabilities	(1,038)	(1,035)	(3)	(1,767)	(1,408)	(359)
Other changes	(148)	(148)	(18)	5	5	(11)
Cash flows from financing activities - discontinued operations	—	—	—	18	11	7
Total	(1,186)	(1,183)	(21)	(1,744)	(1,392)	(363)
Translation exchange differences	(546)	(546)	—	1,403	1,415	(12)
Total change in Cash and cash equivalents	(2,699)	(2,711)	12	(1,171)	(1,307)	136
Cash and cash equivalents at the end of the period	17,963	17,817	146	21,669	21,320	349